SUB-ITEM 77C: Submission of Matters to a Vote of Security Holders


A special meetings of shareholders of the Fund's Select Equity
Portfolio was held on May 16, 2003. The results of the votes tabulated at the special meeting are reported below.

To modify the fundamental investment restriction on borrowing money:

For 		145,821 shares
Against 	22,136 shares
Abstain 	0 shares

To modify the fundamental investment restriction on lending:

For 		162,881 shares
Against 	5,076 shares
Abstain 	0 shares

To modify the fundamental investment restriction on real estate investments:

For 		165,832 ,shares
Against 	2,125 shares
Abstain 	0 shares

To change the Fund's investment objective from fundamental to non-fundamental:

For 		164,270 shares
Against 	3,687 shares
Abstain 	0 shares